Proskauer Rose LLP
ELEVEN TIMES SQUARE
New York, New York 10036

October 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Buda

Re:	Dreyfus Premier GNMA Fund, Inc.
(File Nos.: 2-95553 and 811-04215)

Ladies and Gentlemen:

On behalf of Dreyfus GNMA Fund (the “Fund”), a series of Dreyfus Premier GNMA Fund, Inc. (the “Registrant”), on or about October 31, 2017 the Registrant plans to file with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), a Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form N-1A (the “Registration Statement”). The Amendment will relate to Post-Effective Amendment No. 58 (the “485(a) Amendment”) to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on September 1, 2017 for the purpose of changing the Fund’s name to “Dreyfus U.S. Mortgage Fund” and changing the Fund’s investment strategy.

The Amendment is being filed in order to respond to comments of the staff (the “Staff”) of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank Buda of the Staff via telephone on October 17, 2017 and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits, including the consent of the Fund’s independent registered public accounting firm.

The prospectus and statement of additional information (“SAI”) included in the Amendment will be marked to indicate changes from the versions included in the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Amendment as applicable to similar disclosure elsewhere in the Amendment. Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Amendment.

General

1.	Staff Comment: Please update the Fund’s name in EDGAR upon effectiveness.

Response: The Fund’s name will be updated on EDGAR.

Prospectuses

Cover Page

2.	Staff Comment: To avoid investor confusion, please provide the former name of the Fund in parentheses on both the cover page of the prospectus and the SAI.

Response: Fund investors have received a notice of the change in the Fund’s name and the change in the Fund’s investment strategy. This notice was filed with the Commission on September 1, 2017 pursuant to Rule 497 under the Securities Act (Accession No. 0000762156-17-000014). Therefore we do not believe that including additional information on the cover page of the prospectus is necessary to prevent investor confusion. A footnote will be added to the cover page of the SAI indicating that the Fund has changed its name.

Fund Summary—Principal Investment Strategy

3.	Staff Comment: The Fund is changing its name to “Dreyfus U.S. Mortgage Fund.” For the purposes of compliance with Rule 35d-1 under the 1940 Act, please modify the Fund’s policy with respect to 80% of its net assets (the “80% policy”) from “mortgage-related securities” to “U.S. mortgage-related securities.”

Response: The requested revision to the 80% policy will be made in the Amendment.

4.	Staff Comment: To aid investors’ understanding of the Fund and, in particular, the Interest rate risk factor included in Fund Summary—Principal Risks, please provide the dollar-weighted average maturity and duration of the Fund either in Fund Summary—Principal Investment Strategy or Fund Details—Goal and Approach. While a specific number is not required, please include some indication of average maturity and duration.

Response: The following has been added to the end of the third paragraph in Fund Details—Goal and Approach:

However, under normal conditions, the dollar-weighted average maturity of the fund’s portfolio generally is not expected to exceed 30 years, and the fund’s average duration generally is not expected to exceed eight years. Dollar-weighted average maturity is an average of the stated maturities of the fixed-income securities held by the fund, based on their dollar-weighted proportions in the fund. Duration is a measure of the sensitivity of the market price of a fixed-income security to changes in interest rates.

5.	Staff Comment: Please supplementally confirm that, to the extent derivatives are counted for the purpose of complying with the Fund’s 80% policy, such derivatives will be valued at market value, rather than notional value.

Response: Fund management has confirmed that, to the extent derivatives are counted for the purpose of complying with the Fund’s 80% policy, such derivatives will be valued at market value, rather than notional value.

2

6.	Staff Comment: In light of the Fund’s high portfolio turnover rate and the inclusion of Portfolio turnover risk in Fund Summary—Principal Risks, please add disclosure to Fund Summary—Principal Investment Strategy that explains the Fund’s use of frequent trading strategies.

Response:  The Fund’s strategy of engaging in forward roll transactions contributes significantly to the Fund’s high portfolio turnover rate. Forward roll transactions are discussed in both the discussion of the Fund’s principal investments strategies and in Portfolio turnover risk. To further clarify that forward rolls cause high portfolio turnover, we will add the following sentence in the Amendment (as the last sentence of Fund Summary—Principal Investment Strategy and the next-to-last sentence of Fund Details—Goal and Approach): “Forward roll transactions will significantly increase the fund’s portfolio turnover rate.”

Fund Details—Goal and Approach

7.	Staff Comment: According to Form N-1A, the disclosure presented in the summary section of the prospectus pursuant to Items 4(a) and 4(b) should summarize the information given in response to Items 9(b) and 9(c), respectively. However, much of the disclosure in the Fund’s prospectuses made in response to Items 4(a) and 4(b) appears to be identical to that disclosed in response to Item 9(b) and 9(c), respectively. Accordingly, please revise the disclosure in Item 4 and Item 9 so that the disclosure in response to Item 4 is a summary of the disclosure in Item 9. See IM Guidance Update, Guidance Regarding Mutual Fund Enhanced Disclosure, June 2014.

Response: We believe that the relevant disclosure complies with the requirements of the referenced sub-items of Items 4 and 9.

While the language in Fund Summary—Principal Investment Strategy is a subset of that in Fund Details—Goal and Approach, language in Fund Summary—Principal Investment Strategy is selected in a manner that effectively summarizes the more detailed information provided in Fund Details—Goal and Approach.  We note the relative difference in the length of the two sections, which will be magnified with the addition of new language to be added in the Amendment as discussed herein.

Regarding risk disclosure, please note that each risk factor in Fund Summary—Principal Investment Risks (other than Portfolio turnover risk and Issuer risk) is a subset, but not an identical duplicate, of the corresponding risk factor in the first section of Fund Details—Investment Risks,1 with the language in Fund Summary—Principal Investment Risks effectively summarizing the more detailed information provided in Fund Details—Goal and Approach.   We believe that Portfolio turnover risk and Issuer risk, as drafted in Fund Details—Goal and Approach, are already succinct and do not lend themselves to further summarization.

[1]	The second section of Fund Details—Investment Risks, includes additional risk factors not covered in Fund Summary—Principal Investment Risks (another illustration of the more expansive disclosure in response to Item 9(c) than the less expansive disclosure in response to Item 4(b)).
3

8.	Staff Comment: Please disclose whether the Fund may change its investment objective without shareholder approval in accordance with Item 9(a) of Form N-1A.

Response: The Fund’s investment objective may not be changed without shareholder approval. Accordingly, Item 9(a) does not require disclosure on this matter since disclosure is only required if the objective may be changed without shareholder approval. The following disclosure will be added in the Amendment at the end of the second paragraph (which will be combined with the first paragraph in the Amendment):

The fund’s policy with respect to the investment of 80% of its net assets may be changed by the fund’s board, upon 60 days’ prior notice to shareholders. However, the fund’s policy to invest at least 65% of its net assets in GNMAs may not be changed without the approval of the holders of a majority of the fund’s outstanding voting securities.

9.	Staff Comment: Please add disclosure to this section that describes the buy and sell strategies of the Fund.

Response: The following disclosure will be added in the Amendment as the new fifth paragraph:

In deciding to buy and sell securities, the investment process of the fund’s portfolio managers begins with a macroeconomic view, and the portfolio managers consider the overall risk environment in light of broad portfolio themes and overall portfolio quality in relation to the fund’s current positions. Potential purchases and sales of securities are viewed on absolute and relative value bases in relation to other potential opportunities available to the fund.

Fund Details—Investment Risks

10.	Staff Comment: The risk factor labeled “Other potential risks” discusses the risks of the Fund’s securities lending practices. Please consider relabeling this risk factor as “Securities lending risk.”

Response: The requested change will be made in the Amendment, and the final paragraph of Fund Details—Investment Risks will be labeled as "Other potential risks.”

Class A, C, I, Y and Z Prospectus

Shareholder Guide—Choosing a Share Class—Class A Shares

11.	Staff Comment: The last paragraph of the section states “No sales charge applies on investments of $1 million or more, but a CDSC of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.” Please list which redemptions of Class A shares would be subject to the CDSC, or include a cross-reference to the applicable disclosure elsewhere in the Amendment.

Response: We believe that the referenced disclosure adequately alerts investors to the possibility of the imposition of a 1% CDSC to redemptions made within one year of the date of purchase of the referenced Class A shares. Therefore, no additional disclosure will be added to the Amendment.

4

Class T Prospectus

Shareholder Guide—Buying and Selling Shares

12.	Staff Comment: The last paragraph of this section does not include the following sentence which is included in the Fund’s A, C, I, Y and Z prospectus: “Securities distributed in connection with any such redemption in-kind are expected to generally represent your pro rata portion of assets held by the fund immediately prior to the redemption, with adjustments as may be necessary in connection with, for example, certain derivatives, restricted securities, odd lots or fractional shares.” Please revise the disclosure in the Class T prospectus to include this sentence. Please also confirm that all applicable disclosure required by Item 11(c)(7) and Item 11(c)(8) is included in both prospectuses.

Response: The referenced sentence will be added to the Class T prospectus in the Amendment. We believe that all applicable disclosure required by Item 11(c)(7) and Item 11(c)(8) is included in the prospectuses to be filed in the Amendment.

SAI

Cover Page

13.	Staff Comment: The second paragraph on the cover page states: “The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference into this SAI.” As the referenced financial statements are incorporated by reference, please include a consent of the independent registered public accounting firm for the funds as an exhibit to the Amendment (see Section 7(a)(1) of the Securities Act and Rule 439 under the Securities Act).

Response: While there are numerous funds discussed in the SAI, the Amendment (and therefore the SAI included therein) will only be filed for the Fund. Therefore, a consent of the Fund’s independent registered public accounting firm relating to incorporation of the Fund’s financial statements, accompanying notes and report of the independent registered public accountant of the Fund will be included as an exhibit to the Amendment.

Share Ownership

14.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Fund to beneficially own 5% or more of any class of the Fund’s outstanding shares as of a specified date no more than 30 days prior to the filing of the Amendment (see Item 18(b) of Form N-1A).

Response: The Fund’s ownership information presented in the chart will be updated in the Amendment as of a date within 30 days of the filing of the Amendment.

5

Investment Restrictions—Fundamental Policies—Industry Concentration

15.	Staff Comment: The third paragraph states that the funds referenced in that paragraph may not “[i]nvest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no limitation on the purchase of Municipal Bonds and, for temporary defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.” Please revise this language by adding a parenthetical stating that the referenced Municipal Bonds do not include Municipal Bonds that are “backed principally by the assets and revenues of non-governmental issuers,” or add an explanatory note to that effect. Please similarly revise the disclosure, or add an explanatory note, for the other similar statements regarding Municipal Bonds or Municipal Obligations in this group of Fundamental Policies.

Response: A Fundamental Policy for a fund cannot be changed without a shareholder vote. However, the second paragraph in the explanatory notes at the end of Investment Restrictions—Fundamental Policies in the Amendment will state the following:

For Dreyfus AMT-Free Municipal Bond Fund, Dreyfus California AMT-Free Municipal Bond Fund, Dreyfus High Yield Municipal Bond Fund, Dreyfus Intermediate Municipal Bond Fund, Dreyfus Municipal Bond Fund, Dreyfus New York Tax Exempt Bond Fund and General New Jersey Municipal Money Market Fund, for purposes of industry concentration determinations:

•	Municipal Bonds or Municipal Obligations backed principally by assets and revenues of non-governmental issuers are grouped together as an “industry;” and

•	Municipal Bonds or Municipal Obligations, where the payment of principal and interest for such securities is derived solely from a specific project, are grouped together as an “industry.”

16.	Staff Comment: The eighth paragraph states that Dreyfus High Yield Municipal Bond Fund may not “[i]nvest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of Municipal Bonds (other than Municipal Bonds backed only by assets and revenues of non-governmental issuers).” Please consider changing “only” in the above disclosure to “principally.”

Response: Please see the Response to Comment No. 15 above, which notes that a Fundamental Policy for a fund cannot be changed without a shareholder vote. We believe that the first bullet point referenced in the Response to Comment No. 15 covers this point (i.e., use of “principally” rather than “only”).

6

17.	Staff Comment: In relation to the Fund, the ninth paragraph states: “For purposes of this Fundamental Policy, securities and instruments backed directly or indirectly by real estate and real estate mortgages and securities of companies engaged in the real estate business are not considered an industry.” Please confirm that the investments of the Fund are included in an industry or group of industries for purposes of the fund’s Fundamental Policy with respect to industry concentration. Please also supplementally explain the basis for not considering investments in the real estate sectors as being in the same industry or group of industries for purposes of the fund’s Fundamental Policy with respect to industry concentration.

Response: The first sentence of the Fund’s industry concentration policy states that “[The] fund… may not… [i]nvest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.”  This is a standard articulation of a concentration policy for a fund that does not concentrate in an industry or group of industries.  However, because the Fund will normally invest at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. mortgage-related securities, the second sentence was added to exclude “securities and instruments backed directly or indirectly by real estate and real estate mortgages and securities of companies engaged in the real estate business” (collectively, “Mortgage/Real Estate Investments”) from the prohibition on industry concentration, to allow the Fund to properly execute its investment strategy and invest in Mortgage/Real Estate Investments.

18.	Staff Comment: The eleventh paragraph states that each relevant fund may not:

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy.

Please consider modifying this disclosure to remove the carve-out stated in the second sentence due to the Staff guidance on concentration policies included in SEC No-Action Letter, 1991 WL 439213 (Dec. 2, 1992).

Response: While we cannot change the referenced Fundamental Policy without a shareholder vote, we will add in the Amendment the following disclosure in the explanatory notes at the end of Investment Restrictions—Fundamental Policies: “For purposes of the restriction on industry concentration, BNY Mellon Absolute Insight Multi-Strategy Fund, BNY Mellon Insight Broad Opportunities Fund and Dreyfus International Small Cap Fund will not invest more than 25% of the fund’s respective assets in securities issued or guaranteed by a foreign government or by a foreign supranational entity.”

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3371.

Very truly yours,

/s/ Kirk Anderson

Kirk Anderson

cc:        Kim Kaufman

7